EMI

04046543

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

26th October, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

RECD S.E.C.
NOV 15 2004
1086

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 6th October 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 22nd October 2004, announcing that the Company, along with other companies in the music and broadcast industries, has received a request from the New York State Attorney General for information regarding practices in connection with the promotion of records on New York state radio stations; and,

(b) a News Release, dated 25th October 2004, announcing that EMI Music and Warner Music have reached agreement to sell their jointly owned CD manufacturing business in Sydney, Australia to Summit Technology Australia Pty Ltd.

Yours faithfully,

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Encs.

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 04/49

LONDON, FRIDAY 22 OCTOBER – EMI, along with other companies in the music and broadcast industries, has received a request from the NY State Attorney General for information regarding practices in connection with the promotion of records on New York state radio stations. We are cooperating fully with this inquiry, which is at a preliminary stage.

EMI has a long-standing, strict written policy prohibiting unlawful radio promotion practices, and that policy was reaffirmed internally earlier this year. EMI has no reason to believe that there will be any material financial impact on the company.

-ENDS-

ENQUIRIES

EMI Group plc	Amanda Conroy	Corporate Communications	+44 20 7795 7529
	Claudia Palmer	Investor Relations	+44 20 7795 7635
	Susie Bell		+44 20 7795 7971
Brunswick Group LLP	Patrick Handley		+44 20 7404 5959

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

RECD S.E.C.

NOV 1 5 2004

ER 04/50

EMI CONTINUES MANUFACTURING OUTSOURCING STRATEGY WITH AGREEMENT TO SELL AUSTRALIAN CD PLANT

LONDON, 25 October 2004 – EMI Music and Warner Music have reached agreement with Summit Technology Australia Pty Ltd to sell their jointly owned CD manufacturing business in Sydney, Australia, to Summit.

This initiative represents a further step in EMI's drive to reduce manufacturing costs and also make them fully variable, insulating the business from the effects of changing volumes. EMI announced in March 2004 that it was to cease self-manufacturing CDs and DVDs in Europe and the United States and has subsequently transferred its associated assets in the Netherlands to MediaMotion and closed down its manufacturing plant in Illinois.

Under the new agreement, EMI and Warner will transfer their manufacturing facility Digital Audio Technologies Australia (DATA) and its associated assets and employees to Summit with effect from 31 December 2004. Simultaneously, EMI Music Australia has entered into a long term supply agreement with Summit for its local supply of CDs and DVDs.

Summit will acquire DATA's assets and stock at book value with the proceeds from the sale being nominal.

EMI retains two joint venture manufacturing facilities, one in Japan (part of the Toshiba-EMI joint venture company) and a small manufacturing facility in Canada.

-ENDS-

ENQUIRIES

EMI Group plc	Amanda Conroy	Corporate Communications	+44 20 7795 7529
	Claudia Palmer	Investor Relations	+44 20 7795 7635
	Susie Bell		+44 20 7795 7971
Brunswick Group LLP	Patrick Handley		+44 20 7404 5959